UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Investment in Bangladeshi Mobile Communications Business by NTT DoCoMo, Inc.

On June 16, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan material relating to an investment in a Bangladeshi mobile communications business by NTT DoCoMo, Inc. (“NTT DoCoMo”). NTT DoCoMo is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: June 16, 2008

June 16, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock

Exchanges, Fukuoka and Sapporo Stock Exchanges)

Investment in Bangladeshi Communications Business by NTT DoCoMo

NTT DoCoMo, Inc. (“NTT DoCoMo”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), announced today that it will acquire a 30 percent stake in TM International (Bangladesh) Limited (“TMIB”), a mobile phone operator based in Dhaka, Bangladesh, by directly acquiring all stock in TMIB held by A.K. Khan Co. Ltd. and its four group companies. The deal, worth US$350 million (approximately ¥37 billion*), is expected to be completed by the end of 2008.

*	Calculated at the exchange rate of $1 = ¥105.75, the rate at the end of May 2008.

For further inquiries, please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DOCOMO to Buy Stake in Bangladeshi Mobile Operator

TOKYO, JAPAN, June 16, 2008 — NTT DOCOMO, INC. announced today that it will acquire a 30 percent stake in TM International (Bangladesh) Limited (TMIB), a mobile phone operator based in Dhaka, Bangladesh, by directly acquiring all stock in TMIB held by A.K. Khan Co. Ltd. and its four group companies. The deal, worth US$350 million, is expected to be completed by the end of 2008.

DOCOMO will participate in TMIB’s management and actively draw on its expertise to enhance the company’s business in the fast-growing Bangladeshi mobile telecommunications market.

DOCOMO will account for the investment in TMIB under the equity method.

For further information, please contact:

Shuichiro Ichikoshi or Shinya Yokota

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DOCOMO

NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 44 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries

NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

Attachment

Details of DOCOMO’s Investment in TMIB

•	Before DOCOMO’s Investment

•	After DOCOMO’s Investment

•	TM International (Bangladesh) Ltd.

Representative: Yusof Annuar bin Yaacob (Acting Managing Director)

Headquarters: Dhaka, People’s Republic of Bangladesh

Employees: Approx. 1,600

Business: Provider of mobile telecommunications in Bangladesh (brand name: AKTEL)

Operating revenue in 2007: 14.4 billion taka (approx. US$210 million*)

*	US$1 = 68.55 Bangladesh taka (as of May 2008)

•	A.K. Khan Co. Ltd.

Representative: Salahuddin Kasem Khan (Managing Director)

Headquarters: Chittagong, People’s Republic of Bangladesh

Employees: Approx. 7,000

Business: Textiles, fisheries, manufacturing, etc.